

Kent Gray · 3rd

Member Board Of Directors at Place Technology

San Francisco, California, United States · Contact info

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Place Technology

University of Arkansas

Experience

Member Board Of Directors
Place Technology
Oct 2019 – Present · 1 yr 9 mos
Austin, Texas Area

CEO & Founder
R&D Partners
2007 – Present · 14 yrs
San Francisco Bay Area

CEO & Founder
Talent Rover
2012 – 2018 · 6 yrs
San Francisco Bay Area

CEO & Founder
CVPartners
Feb 2001 – 2013 · 12 yrs

Regional VP
Kforce Inc.
1991 – 2000 · 9 yrs

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Education

University of Arkansas
BSBA, Accounting
1983 – 1987

Licenses & certifications

Inactive Certified Public Accountant
Arkansas State Board of Public Accountancy

Issued Feb 1989 · No Expiration Date
Credential ID 4864